Exhibit 12.1

STATEMENT RE: COMPUTATION OF RATIOS

	Three Months Ended March 31, 2006	Year Ended December 31,
		2005	2004	2003	2002	2001
		(in thousands, except ratios)
Earnings:
Pre-tax income (loss)	$13,156	$27,528	$(9,406)	$17,899	$18,859	$21,366
Less: equity in affiliates	33	82	—	79	126	(616)

	13,123	27,446	(9,406)	17,820	18,733	21,982
Fixed charges (1):
Interest expense, gross (2)	5,746	18,944	13,145	2,638	2,061	5,112
Interest portion of rent expense	576	2,512	2,696	2,661	1,902	1,062

a) Fixed charges	6,322	21,456	15,841	5,299	3,963	6,174
b) Earnings for ratio (3)	$19,445	$48,902	$6,435	$23,119	$22,696	$28,156
Ratios:
Earnings to fixed charges (b/a)	3.1	2.3	n/a (4)	4.4	5.7	4.6
Deficit of earnings to fixed charges	n/a	n/a	$(9,406)	n/a	n/a	n/a

(1)	Fixed charges consist of interest on indebtedness and amortization of debt issuance costs plus that portion of lease rental expense representative of the interest factor.

(2)	Interest expense, gross includes amortization of prepaid debt fees and discount.

(3)	Earnings consist of income from continuing operations before income taxes plus fixed charges.

(4)	Due to Itron’s loss in 2004, the ratio coverage was less than 1:1. Additional earnings of $9,406 would have been needed to achieve a coverage of 1:1.